Exhibit 99.88

Amaya Files Business Acquisition Report and Provides Business Update

MONTREAL, Oct. 15, 2014 /CNW/ - Amaya Gaming Group Inc. (TSX: AYA) (“Amaya” or the “Corporation”) announced today that it has filed on SEDAR its Business Acquisition Report (the “BAR”) related to its August 1 acquisition of Oldford Group, owner of PokerStars and Full Tilt.

“We’re very pleased with the performance of PokerStars and Full Tilt in 2014,” said Amaya CEO David Baazov. “The core poker business continued to grow during the first half of the year and recorded strong cash flow. More recently, we have broadened our rollout of casino, including into Spain, and introduced an exciting new poker game that has proved very popular on Full Tilt and which was recently launched on PokerStars.”

In the first half of 2014, Oldford Group recorded USD$567.9 million in revenues (H1 2013 - USD$545.9 million), USD$218.4 million in net income (H1 2013 - USD$189.9 million), and USD$246.4 million in net cash from operating activities (H1 2013 - USD$207.0 million). On a combined basis, Amaya and Oldford Group recorded C$706.5 million in revenues and C$276.3 million in net income in the first half of 2014. Pro forma financials for the combined entity are included in the BAR.

Amaya Business Update

Amaya also provides the following business update:

New poker product launches on PokerStars.com and FullTilt.com

Following successful launches in Spain, France and Italy, PokerStars launched an exciting new poker variant called “Spin & Go’s” to players on its global .com network on September 29. The format has proved to be an instant hit, with more than 7.5 million games played over the first two weeks. The successful launch demonstrates that product innovation can attract new poker players and increase the amount of play from existing customers.

Spin & Go’s are fast-paced, three-handed hyper-turbo Sit & Go tournaments, featuring 500-chip starting stacks, which gives players of all levels the chance to win up to $30,000 in a matter of minutes. We believe that the speedy, mobile-friendly poker variant with the exciting potential for a big payout will help attract new recreational players to our platform, reactivate players in our database and excite current players. Full Tilt rolled out its version, Jackpot Sit and Go’s, on its global .com site earlier in the summer.

For more information, please visit:

http://www.pokerstars.com/poker/spin-and-go

http://www.fulltilt.com/poker/tournaments/Jackpot

Online casino launches globally on FullTilt.com and debuts on PokerStars in Spain

PokerStars has officially launched casino games in Spain on its PokerStars.es site, which already holds a commanding share of online poker in the Spanish market. The launch has begun with variations of the table games Roulette and Blackjack, with slots anticipated to launch in 2015. Spain is a strong casino market and Spanish poker players are showing strong interest in playing casino games on the familiar and trusted PokerStars platform.

2014 World Championship of Online Poker (WCOOP)

PokerStars recently concluded one of its most successful annual tournaments WCOOP. Total prize money of USD$61,934,886 was awarded throughout the 66 events of the 2014 WCOOP, making it the third richest in PokerStars history. The parallel play money WCOOP took place at the same time with a full roster of events, culminating with the PlayWCOOP Main Event, a finale that featured a staggering 9.3 billion-chip prize pool.

Launch of PokerStars 7

PokerStars has released the public beta of the site’s latest desktop software, PokerStars 7, on its .COM, .EU and .ES clients. PokerStars 7 is the next major PokerStars client update and represents the next evolutionary step for the world’s biggest online poker site. The new beta software incorporates many social gaming aspects and a more refined look and feel, and a number of added features and helps both new and existing players start playing poker faster. For more information, please visit: pokerstars.com/pokerstars7

Inside PokerStars Video Series

We have released several videos featuring an exclusive behind-the-scenes look at the PokerStars operations. The initial video, featuring an overview of PokerStars’ and interviews with a number of employees has been watched more than 75,000 times on YouTube alone.

Following the strong interest, PokerStars has launched a new online series of short, interview-style videos called “Inside PokerStars,” to answer consumer questions about the company.

The first three videos in the series have been released and the series will be hosted at http://www.pokerstars.com/about/inside-pokerstars. The original overview video is available here: rationalgroup.com

David Baazov on G2E Panel

Amaya CEO David Baazov recently appeared on a State of the Industry panel at the Global Gaming Expo in Las Vegas. A video of the panel is available for viewing here: http://bit.ly/1w59Y1x

Auditor Change

Stemming from its acquisition of PokerStars and Full Tilt and their global operations, Amaya has changed its auditor from Richter LLP to Deloitte LLP. Richter, the former auditors of the Corporation, tendered their resignation, at Amaya’s request, and the board of directors of Amaya appointed Deloitte as successor auditors in their place. There have been no reservations contained in the former auditor’s reports on any of Amaya’s financial statements relating to the two most recently completed financial years. Letters from Richter and Deloitte have been filed under Amaya’s SEDAR profile. Amaya would like to thank Richter for their services.

ABOUT AMAYA

Amaya is the owner of the Rational Group, which owns and operates gaming and related businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions and poker programming created for television and online audiences. In addition to operating two of the largest online poker sites, Rational Group is the largest producer of live poker events around the world. Amaya also provides interactive and physical gaming solutions to the regulated gaming industry.

DISCLAIMER IN REGARDS TO FORWARD-LOOKING STATEMENTS

Certain statements included herein, including those that express management’s expectations or estimates of our future performance constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939E

For further information:

Tim Foran

Tel: +1.416.545.1325

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 10:55e 15-OCT-14